May 6, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. Craig Wilson,
Senior Assistant Chief Accountant

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 20, 2009
File No. 000-14338

Dear Mr. Wilson:

This letter is to confirm our telephone communications that Autodesk will respond to the Staff’s April 30, 2009 comment letter, received on May 4, 2009, by May 29, 2009.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

AUTODESK, INC.

/s/ SCOTT MORGAN
Scott Morgan
Senior Corporate Counsel